press release

ArcelorMittal holds Investor Event

3 July, 2017 -  ArcelorMittal (the ‘Company’), the world’s leading integrated steel and mining company is hosting an event this evening and tomorrow in Ghent, Belgium for financial analysts and investors.

 The purpose of the event is to focus on how ArcelorMittal will maintain industry leadership through the implementation of its strategic plan Action 2020, with a specific focus on the European flat business.  A series of presentations will:

•	Highlight progress made in transforming the competitiveness of the European flat business
•	Showcase Ghent as a benchmark of excellence in the European integrated steel industry
•	Present the strategic plan and key initiatives that will support further transformation and outperformance of the European flat business versus the competition

ArcelorMittal Flat Europe has transformed its competitiveness in recent years, optimizing its footprint, investing for growth in high added value segments and leveraging R&D and technology strengths to provide cutting edge solutions for the most demanding end markets.  Its drive towards excellence has resulted in productivity gains and outperformance versus the competition.  The company is confident it will maintain this progress and momentum and will discuss key opportunities for the business in the coming years including:

•	The integration of Ilva, Italy’s leading integrated steel producer. Ilva represents a unique opportunity to add significant value to ArcelorMittal’s European business. It provides ArcelorMittal with a primary production presence in Italy, Europe’s second largest steel consuming market. Strategically well located, sitting next to one of Europe’s largest deep-water ports, with significant finishing capacity, it has the potential to be a Tier 1 asset.
•	The Europe Transformation Plan, which is part of Action 2020. The group’s European footprint offers a unique advantage to leverage the benefits of size and scale and implement a series of efficiency improvement initiatives to sustainably improve results. Fundamentally the transformation plan aims to sustainably improve the competitive position of ArcelorMittal’s European flat business and create a positive performance gap over the competition.
•	Digitization. The group has been studying the multiple opportunities that exist from digitization and has already started to implement new digital solutions in line with Industry 4.0. The business areas offering the most potential are procurement, distribution and commercial. Considerable work is also underway to conceptualize the smart factory of the future. The potential is considerable and includes the use of drones, virtual reality and the internet of things.
•	Continued development of cutting edge products and processes. Our R&D team continues to push the boundaries in terms of both product and process development. Recent examples in process technology includes the Jet Vapor Deposition line, which coats moving strips of steel in a vacuum chamber; ACCtec, a new unique continuously cooling technology for plates, which provides enhanced quality and cost savings; and the Hybrid Filtration technology, which significantly cuts dust emissions. On the product side, the group continues to build on its industry leading products for the automotive industry and is also developing ground-breaking products for industry and construction.
•	Sustainability as a driver of innovation. The group is convinced that the focus on sustainability will create new opportunities for steel as the benefits of its life-cycle performance become better appreciated and has created its new sustainable innovation tool to demonstrate steel’s superior credentials.
•	The transformation of waste gases into bio-ethanol. Still very early in development, the group is testing the potential to transform waste-gases into bio-ethanol, partnering with leading carbon technology company Lanzatech. A pilot plant will be built in Ghent to test the scalability and commercial success of this technology, which if successful will help reduce carbon emissions.

Speakers include Aditya Mittal, Group CFO and CEO Europe, Geert Poelvoorde, Executive Vice President, CEO of ArcelorMittal Europe Flat Products, Greg Ludkovsky, Vice President, Global Head of R&D and Matthieu Jehl, CEO ArcelorMittal Belgium.

Full copies of the presentations can be found on the company’s website, http://corporate.arcelormittal.com/